EXHIBIT 21.1

JOHNSON CONTROLS INTERNATIONAL PLC

The following is a list of significant subsidiaries of Johnson Controls International plc, as defined by Section 1.02(w) of Regulation S-X, as of September 30, 2017.

Name of Company	Jurisdiction Where Subsidiary is Incorporated

Johnson Controls Battery Group	Wisconsin, U.S.A.
Johnson Controls Inc.	Wisconsin, U.S.A.
Tyco International Management Company, LLC	Nebraska, U.S.A.